SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2

(Amendment No.     )*

Zendesk, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

98936J101

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98936J101	13G	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Charles River Partnership XIII, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 13,176,373
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 13,176,373
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,176,373
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.1%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 98936J101	13G	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Charles River Friends XIII-A, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 13,176,373
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 13,176,373
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,176,373
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.1%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 98936J101	13G	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Charles River XIII GP, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 13,176,373
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 13,176,373
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,176,373
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.1%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 98936J101	13G	Page 5 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Charles River XIII GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 13,176,373
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 13,176,373
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,176,373
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.1%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 98936J101	13G	Page 6 of 9 Pages

Item 1(a).	Name of Issuer: Zendesk, Inc. (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices: 1019 Market Street, San Francisco, California 94103.

Item 2(a).	Name of Persons Filing: This statement is being filed by Charles River Partnership XIII, LP (“CRP XIII”); Charles River Friends XIII-A, LP (“CRF XIII-A”); Charles River XIII GP, LP (“CR XIII GP LP”), which is the sole general partner of CRP XIII; and Charles River XIII GP, LLC (“CR XIII GP LLC”), which is the sole general partner of CR XIII GP LP and CRF XIII-A (collectively, the “Reporting Persons”).

Item 2(b).	Address of Principal Business Office or, if None, Residence: The address of the principal business office of the Reporting Persons is c/o Charles River XIII GP, LLC, One Broadway, 15th Floor, Cambridge, MA 02142.

Item 2(c).	Citizenship: Each of CRP XIII, CRF XIII-A, and CR XIII GP LP is a limited partnership organized under the laws of the State of Delaware. CR XIII GP LLC is a limited liability company organized under the laws of the State of Delaware.

Item 2(d).	Title of Class of Securities: Common Stock, $.01 par value (“Common Stock”).

Item 2(e).	CUSIP Number: 98936J101.

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned: CRP XIII is the record owner of 12,816,636 shares of Common Stock as of December 31, 2014 (the “CRP XIII Shares”). As the sole general partner of CRP XIII, CR XIII GP LP may be deemed to own beneficially the CRP XIII Shares. CRF XIII-A is the record owner of 359,737 shares of Common Stock as of December 31, 2014 (the “CRF XIII-A Shares” and, together with the CRP XIII Shares, the “Fund V Shares”). As the sole general partner of CR XIII GP LP and the sole general partner of CRF XIII-A, CR XIII GP LLC may be deemed to own beneficially the Fund V Shares.

(b)	Percent of class: See Line 11 of cover sheets. The percentages set forth on the cover sheets for each Reporting Person are calculated based on 72,834,725 shares of Common Stock reported by the Issuer to be outstanding as of October 31, 2014.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: See Line 5 of cover sheets.

(ii)	Shared power to vote or to direct the vote: See Line 6 of cover sheets.

(iii)	Sole power to dispose or to direct the disposition of: See Line 7 of cover sheets.

CUSIP No. 98936J101	13G	Page 7 of 9 Pages

(iv)	Shared power to dispose or to direct the disposition of: See Line 8 of cover sheets.

Each Reporting Person disclaims beneficial ownership of such shares of Common Stock except for the shares, if any, such Reporting Person holds of record

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable. This statement on Schedule 13G is not filed pursuant to Rule 13d 1(b) or Rule 13d–1(c).

CUSIP No. 98936J101	13G	Page 8 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 28, 2015

CHARLES RIVER PARTNERSHIP XIII, LP

By:	Charles River XIII GP, LP
its general partner

	By:	Charles River XIII GP, LLC
its general partner

	By:	/s/ Izhar Armony
Name: Izhar Armony
Title: Member

CHARLES RIVER FRIENDS XIII-A, LP

By:	Charles River XIII GP, LLC
its general partner

	By:	/s/ Izhar Armony
Name: Izhar Armony
Title: Member

CHARLES RIVER XIII GP, LP

By:	Charles River XIII GP, LLC
its general partner

	By:	/s/ Izhar Armony
Name: Izhar Armony
Title: Member

CHARLES RIVER XIII GP, LLC

By:	/s/ Izhar Armony
Name: Izhar Armony
Title: Member

CUSIP No. 98936J101	13G	Page 9 of 9 Pages

EXHIBIT 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of stock of Zendesk, Inc.

EXECUTED this 28th day of January, 2015.

CHARLES RIVER PARTNERSHIP XIII, LP

By:	Charles River XIII GP, LP
its general partner

	By:	Charles River XIII GP, LLC
its general partner

	By:	/s/ Izhar Armony
Name: Izhar Armony
Title: Member

CHARLES RIVER FRIENDS XIII-A, LP

By:	Charles River XIII GP, LLC
its general partner

	By:	/s/ Izhar Armony
Name: Izhar Armony
Title: Member

CHARLES RIVER XIII GP, LP

By:	Charles River XIII GP, LLC
its general partner

	By:	/s/ Izhar Armony
Name: Izhar Armony
Title: Member

CHARLES RIVER XIII GP, LLC

By:	/s/ Izhar Armony
Name: Izhar Armony
Title: Member